Exhibit 12
XL GROUP LTD
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended
(U.S. dollars in thousands, except ratios)	2018	2017
Earnings:
Pre-tax income (loss) from continuing operations	$137,184	$175,071
Fixed charges and preference dividends	73,934	113,402
Distributed income of equity investees	54,283	46,935
Subtotal	$265,401	$335,408
Less: Non-controlling interests	(7,361)	3,036
Less: Preference share dividends	15,946	57,970
Total earnings (loss)	$256,816	$274,402

Fixed charges:
Interest costs	$44,646	$40,250
Accretion of deposit liabilities	8,899	10,461
Rental expense at 30% (1)	4,443	4,721
Total fixed charges	$57,988	$55,432
Preference share dividends	15,946	57,970
Total fixed charges and preference dividends	$73,934	$113,402

Ratio of earnings to fixed charges	4.4	5.0

Ratio of earnings to combined fixed charges and preference dividends	3.5	2.4

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.